

August 18, 2010

Mr. Mark W. Mayer
Vice President and Chief Accounting Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **RE:** **Owens Corning**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010**
> **Form 8-K filed on February 17, 2010**
> **Schedule 14A filed on March 17, 2010**
> **File No. 1-33100**

Dear Mr. Mayer:

We have reviewed your response letter dated August 11, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested responses. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements

Notes to the Financial Statements

Note 6 - Property, Plant and Equipment, page 71

1. We note your response to prior comment 1. Approximately 20% of property, plant, and equipment as of December 31, 2009 consists of precious metals used in your production tooling. Your response states that depletion for precious metals is recorded over an extended period of time whereas your other machinery and equipment is depreciated over a range of 4 to 20 years. Your current disclosures

     do not convey the magnitude of the amount of property, plant, and equipment which is depreciated over a much longer period compared to your other machinery and equipment. It is also not clear what is meant by extended period of time. In this regard, please disclose the following in future filings:

- Please disclose the amount of precious metals recorded in property, plant, and equipment as of the end of each period; and
- Please disclose specifically what is meant by extended period of time. You should state the approximate number of years over which depletion occurs for precious metals based on historical experience.

Please show us in your supplemental response what the revisions will look like.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

General

2. Please address the above comment in your interim filings as well.

Item 1 – Financial Statements

Note 18 – Income Taxes, page 22

3. The reversal of an $858 million valuation allowance against certain of your United States deferred tax assets represents a significant component of your net earnings of $988 million for the six months ended June 30, 2010. The valuation allowance was originally established in 2008 based on your losses before income taxes in the United States during 2007 and 2008, as well as your then estimates for near-term results in the United States. Since that time, earnings performance for United States operations has strengthened and forecasts have improved. Please enhance your disclosures in future filings to explain in further detail your consideration of FASB ASC 740-10-30-17 through 740-10-30-24 in determining during the three months ended June 30, 2010 that it is more likely than not that these deferred tax assets are realizable. Please address the following:

- Please disclose in future filings the nature of positive and negative evidence you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to reverse the valuation allowance. Please discuss the significant estimates and assumptions used in your analysis;
- Page 96 of your Form 10-K for the year ended December 31, 2009 indicates that you recorded significant losses from continuing operations during each of the years ended December 31, 2007 and December 31, 2008. Please address your consideration of these losses in your analysis;
- Please disclose in future filings the specific factors in 2010 that led you to determine the reversal was appropriate at this time;

- Please discuss how you determined the amount of valuation allowance to reverse; and
- Please disclose in future filings the amount of pre-tax income that you need to generate to realize these deferred tax assets.

Please show us in your supplemental response what the revisions will look like.

<u>Item 4 - Controls and Procedures, page 43</u>

4. We note your disclosure that "[t]here were no other changes in the Company's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting." In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

* * * *

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief